Exhibit 99.0

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS

A publication of The Provo Group, Inc.	THIRD QUARTER 2008

THIRD QUARTER OF 2008 DISTRIBUTION MEETS PROJECTIONS…

The Third Quarter distribution is $300,000 ($6.48 per unit), which is the amount projected in the Second Quarter Newsletter. This amount is larger than the $270,000 ($5.83 per unit) originally budgeted, primarily due to the renewal of the leases on the Blockbuster and Daytona’s properties and the collection of the Popeye’s lease termination settlement, offset by the loss of revenue from the Wendy’s property that was sold earlier this year and the accrual of 2008 real estate taxes related to the vacant Park Forest property (see Property Highlights on page 2).

ANTICIPATED FOURTH QUARTER OF 2008 DISTRIBUTION…

The remaining distribution from 2008 operating cash flows is estimated to be $300,000 ($6.48 per unit), which is $30,000 ($.65 per unit) higher than the original budget (the same as the Third Quarter distribution). If the Blockbuster- Ogden, UT property sale is consummated during the Fourth Quarter of 2008 (see Property Highlights on page 2), the net sale proceeds will be included in the February 15, 2009 distribution.

PARTNERSHIP OUTLOOK…

In these times of economic uncertainty, Management thought it was an appropriate time to remind investors that the Partnership has been and continues to be debt free. To-date, the operating cash flows have been sufficient to meet necessary expenditures and to provide investors with a strong return on their DiVall investment vs. alternative investments. The Partnership has achieved a high level of stability in recent years because the portfolio of properties has been strengthened by the sale of a number of poorer performing units and the extensions of the leases on seven of the nine Wendy’s locations through 2021. As further information, the Partnership’s cash balances are either federally insured by the FDIC or are invested in United States Treasury Bills.

DISTRIBUTION HIGHLIGHTS

•	$300,000 ($6.48 per unit) for the Third Quarter of 2008.

•

The annualized “operating return” for the Third Quarter of 2008 was approximately 7% based on the adjusted (net of Wendy’s- Savannah Hwy. property sold) 12/31/07 Net Asset Value of $360 (see discussion of NAV in Questions on page 3).

•

$1,496 to $1,347 is the range of cumulative distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both cash flow from operations and “net” cash activity from financing and investing activities).

SEE INSIDE
Distribution and Property Highlights	2
Questions & Answers	2
Contact Information	2

	DIVALL 2 QUARTERLY NEWS	3 Q 08

Property Highlights

PROPERTIES HELD FOR SALE

•

Ogden, UT (operates as Blockbuster Video): As stated in the previous newsletters, the one year lease extension beginning February 1, 2008 was not included in the original 2008 budget. During the Third Quarter, the Blockbuster lease was extended an additional year and is now set to expire on January 31, 2010. In September of 2008, a sales contract was executed at a sales price of $1,075,000. Closing is anticipated to be during the Fourth Quarter of 2008.

OTHER PROPERTIES

•

Des Moines, IA (operates as Daytona’s All Sports Café): The lease on the property was extended for one year and expires as of February 28, 2009. As stated in the previous newsletters, Management did not include a renewal in the original 2008 budget. Management has recently defaulted the tenant due to its one month lease obligation delinquency.

•

Park Forest, IL (formerly operated as a Popeye’s restaurant): Due to past defaults, Management did not include monthly lease obligation collections from Popeye’s in the 2008 budget. During June of 2008, Management was notified that Popeye’s had ceased operations. The lease was terminated in July of 2008 in exchange for Popeye’s payment of outstanding lease obligation billings ($33,570) through June 30, 2008. The settlement amount was collected in full by the Partnership in August of 2008. Due to the termination, the Partnership is responsible for the property’s 2008 real estate taxes that will be due in 2009. The Park Forest property is a troubled location; however, as previously reported, the NAV attributable to this property at 12/31/07 was approximately $9 per unit and therefore the downside to this vacancy is limited. Management is currently exploring options as to how to mitigate the carrying costs for this property.

•

Wendy’s properties (previously held by Wencoast Restaurants, Inc.): During the Third Quarter, the remaining three Wendy’s properties held by Wencoast were assigned to and assumed by Wendcharles I, LLC (a Wendy’s franchisee). The leases with Wendcharles were then amended to extend the original lease term five years to November 6, 2021 with two five year options. Per the amended leases, Wendcharles is also to expend an aggregate of $350,000 in capital improvements on the three properties within two years.

QUESTIONS & ANSWERS

•	When can I expect my next distribution mailing?

Your distribution correspondence for the Fourth Quarter of 2008 is scheduled to be mailed on February 15, 2009.

•	What was the December 31, 2007 Net Asset Value (“NAV”)?

The Net Asset Value was $385 per unit. The Net Asset Value letter from the General Partner was included with the February 15, 2008 distribution mailing. Please note that a year-end NAV should be adjusted (reduced) for any subsequent property sales during the following year. For example, due to the sale of the Wendy’s- Savannah Hwy. property in May of 2008, $25 per unit would be deducted from the 12/31/07 NAV of $385. Therefore, the adjusted 12/31/07 NAV, net of effects of 2008 property sales, is $360 per unit. The 12/31/08 Net Asset Value will be stated in the NAV letter scheduled to be mailed to investors on February 15, 2009.

•	When can I expect to receive my 2008 Partnership K-1?

According to IRS regulations Management is not required to mail K-1’s until April 15th, 2009. The 2008 K-1’s are scheduled to be mailed out by mid- March of 2009.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address and/or number(s) listed below:

•	How do I have a question answered in the next Newsletter?

Please e-mail your specific question to Diane Conley (DiVall Controller) at dconley@theprovogroup.com by Monday, January 12th, 2009.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations	PHONE:	1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX:	1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

DIVALL INSURED INCOME PROPERTIES 2 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008

	PROJECTED 3RD QUARTER 09/30/2008	ACTUAL 3RD QUARTER 09/30/2008	VARIANCE BETTER (WORSE)
OPERATING REVENUES
Rental income	$489,587	$503,947	$14,360
Interest income	8,000	8,721	721
Bankruptcy Claim	0	0	0
Other income	0	9,756	9,756

TOTAL OPERATING REVENUES	$497,587	$522,423	$24,836

OPERATING EXPENSES
Insurance	$8,586	$8,584	$2
Management fees	58,539	58,331	208
Overhead allowance	4,722	4,716	6
Advisory Board	2,625	2,625	0
Administrative	19,403	20,153	(750)
Professional services	16,900	20,401	(3,501)
Auditing	20,250	22,000	(1,750)
Legal	9,000	19,628	(10,628)
Property Expenses	10,918	13,156	(2,238)

TOTAL OPERATING EXPENSES	$150,943	$169,594	$(18,651)

INVESTIGATION AND RESTORATION EXPENSES	$0	$124	$(124)

NON-OPERATING EXPENSES
Depreciation	$50,457	$56,234	$(5,777)
Amortization	2,304	4,118	(1,814)
Write-off of uncollectible receivables	0	5,445	(5,445)
Property write-down	0	267,186	(267,186)

TOTAL NON-OPERATING EXPENSES	$52,761	$332,983	$(280,222)

TOTAL EXPENSES	$203,704	$502,701	$(298,997)

NET INCOME	$293,883	$19,722	$(274,161)

			VARIANCE
OPERATING CASH RECONCILIATION:
Depreciation and amortization	$52,761	$60,352	7,591
Property write-down	0	267,186	267,186
Recovery of amounts previously written off	0	(3,107)	(3,107)
Write-off of uncollectible receivables	0	5,445	5,445
(Increase) Decrease in current assets	(166,385)	(130,392)	35,993
Increase (Decrease) in current liabilities	(1,523)	(17,010)	(15,487)
(Increase) Decrease in cash reserved for payables	347	15,862	15,515
Current cash flows advanced from (reserved for) future distributions	87,194	87,194	0

Net Cash Provided From Operating Activities	$266,277	$305,252	$38,975

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Indemnification Trust (Interest earnings reinvested)	$(3,500)	$(2,218)	$1,282
Payment of Leasing Commissions	0	0	0
Recovery of amounts previously written off	0	3,107	3,107
Security deposit	0	(5,600)	(5,600)
Payment of Leasing Commissions	0	(39,060)	(39,060)

Net Cash (Used In) From Investing And Financing Activities	$(3,500)	$(43,771)	$(40,271)

Total Cash Flow For Quarter	$262,777	$261,481	$(1,296)

Cash Balance Beginning of Period	772,528	1,892,326	1,119,798
Less 2nd quarter 2008 L.P. distributions paid 8/08	(270,000)	(1,400,000)	(1,130,000)
Change in cash reserved for payables or future distributions	(88,717)	(103,056)	(14,339)

Cash Balance End of Period	$676,589	$650,751	$(25,838)

Cash reserved for 3rd quarter 2008 L.P. distributions	(270,000)	(300,000)	(30,000)
Cash reserved for payment of accrued expenses	(171,739)	(123,502)	48,237
Cash advanced from (reserved for) future distributions	(122,551)	(122,551)	0

Unrestricted Cash Balance End of Period	$112,299	$104,698	$(7,601)

	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$270,000	$300,000	$30,000
Mailing Date	11/14/2008	(enclosed )	—

*	Refer to distribution letter for detail of quarterly distribution.

PROJECTIONS FOR

DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2008 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT INVESTMENT PROPERTIES

AS OF SEPTEMBER 30, 2008

PORTFOLIO	(Note 1)
		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	ANNUAL RECEIPTS	RETURN
APPLEBEE’S	COLUMBUS, OH	1,059,465	135,780	12.82%		84,500	29,849	0	0.00%	1,143,965	135,780	11.87%
BLOCKBUSTER (2)	OGDEN, UT	646,425	102,000	15.78%						646,425	102,000	15.78%
DENNY’S (3)	PHOENIX, AZ	972,726	72,000	7.40%		183,239	0	0	0.00%	1,155,965	72,000	6.23%
CHINESE SUPER BUFFET (4)	PHOENIX, AZ	865,900	71,500	8.26%		221,237	0	0	0.00%	1,087,137	71,500	6.58%
DAYTONA’S All SPORTS CAFÉ (5)	DES MOINES, IA	845,000	72,000	8.52%		52,813	0	0	0.00%	897,813	72,000	8.02%
KFC	SANTA FE, NM	451,230	60,000	13.30%						451,230	60,000	13.30%

Note:

1:	This property summary includes only property held by the Partnership as of September 30,2008.
2:	During the First Quarter of 2008, the Blockbuster lease was extended one-year and was set to expire on January 31, 2009. However, during the Third Quarter, the lease was extended an additional year to January 31, 2010. In May of 2008, Management extended the listing agreement with an unaffiliated broker for the sale of the property. In September of 2008, a sales contract was executed at a sales price of $1.075 million. Closing is anticipated to be late in the Fourth Quarter of 2008.
3:	The Denny’s lease was renewed as of November 30, 2007 for a period of 18 months. In March of 2008, a sales contract was executed for the sale of the property to an unaffiliated party at sales price of $935,000. The potential buyer terminated the sales contract in May of 2008, but assumed the lease.
4:	A sales contract was executed on March 28, 2008 for the sale of the Chinese Super Buffet property to an unaffiliated party at a sales price of $795,000. The potential buyer terminated the sales contract in June of 2008.
5:	The Daytona’s lease was extended one-year and expires on February 28, 2009.
6:	Popeye’s ceased operations in June of 2008. The lease on the property, which was set to expire on December 31, 2009, was terminated in July of 2008 in exchange for the collection of past due monthly lease obligations as of June 30, 2008. Only six months of base rent is shown above due to the termination. Management is currently exploring options as to how to mitigate the carrying costs of the vacant property.
7:	This property was assigned to and assumed by Wendcharles I, LLC (a Wendy’s franchisee), in September of 2008. The lease with Wendcharles was then extended five years to November 6, 2021.

PROJECTIONS FOR

DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2008 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT INVESTMENT PROPERTIES

AS OF SEPTEMBER 30, 2008

PORTFOLIO	(Note 1)
		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	TOTAL RECEIPTS	RETURN
VACANT (FORMER POPEYE’S) (6)	PARK FOREST, IL	580,938	38,640	6.65%						580,938	38,640	6.65%
PANDA BUFFET	GRAND FORKS, ND	739,375	37,000	5.00%						739,375	37,000	5.00%
WENDY’S	AIKEN, SC	633,750	90,480	14.28%						633,750	90,480	14.28%
WENDY’S	N. AUGUSTA, SC	660,156	87,780	13.30%						660,156	87,780	13.30%
WENDY’S	AUGUSTA, GA	728,813	96,780	13.28%						728,813	96,780	13.28%
WENDY’S (7)	CHARLESTON, SC	596,781	76,920	12.89%						596,781	76,920	12.89%
WENDY’S	AIKEN, SC	776,344	96,780	12.47%						776,344	96,780	12.47%
WENDY’S	AUGUSTA, GA	649,594	86,160	13.26%						649,594	86,160	13.26%
WENDY’S (7)	CHARLESTON, SC	528,125	70,200	13.29%						528,125	70,200	13.29%
WENDY’S (7)	MT. PLEASANT, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	MARTINEZ, GA	633,750	84,120	13.27%						633,750	84,120	13.27%
PORTFOLIO TOTALS		11,949,310	1,355,420	11.34%		541,789	29,849	0	0.00%	12,491,099	1,355,420	10.85%

Note:

1:	This property summary includes only property held by the Partnership as of September 30,2008.
2:	During the First Quarter of 2008, the Blockbuster lease was extended one-year and was set to expire on January 31, 2009. However, during the Third Quarter, the lease was extended an additional year to January 31, 2010. In May of 2008, Management extended the listing agreement with an unaffiliated broker for the sale of the property. In September of 2008, a sales contract was executed at a sales price of $1.075 million. Closing is anticipated to be late in the Fourth Quarter of 2008.
3:	The Denny’s lease was renewed as of November 30, 2007 for a period of 18 months. In March of 2008, a sales contract was executed for the sale of the property to an unaffiliated party at sales price of $935,000. The potential buyer terminated the sales contract in May of 2008, but assumed the lease.
4:	A sales contract was executed on March 28, 2008 for the sale of the Chinese Super Buffet property to an unaffiliated party at a sales price of $795,000. The potential buyer terminated the sales contract in June of 2008.
5:	The Daytona’s lease was extended one-year and expires on February 28, 2009.
6:	Popeye’s ceased operations in June of 2008. The lease on the property, which was set to expire on December 31, 2009, was terminated in July of 2008 in exchange for the collection of past due monthly lease obligations as of June 30, 2008. Only six months of base rent is shown above due to the termination. Management is currently exploring options as to how to mitigate the carrying costs of the vacant property.
7:	This property was assigned to and assumed by Wendcharles I, LLC (a Wendy’s franchisee), in September of 2008. The lease with Wendcharles was then extended five years to November 6, 2021.